SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


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                                                  :
                In the Matter of                  :
                                                  :
                CSW CREDIT, INC.                  :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-7218                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of March 31,
1997, statements of income for the three and twelve month periods ended March 31, 1997, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on March 31, 1997, it had $493,300,000 face amount of commercial paper outstanding at a weighted average cost of 5.43%. This amount consisted of $273,950,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $219,350,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on March 31, 1997.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from January 1, 1997 through March 31, 1997 and Credit's capital structure at March 31, 1997. Credit hereby files as
Exhibit 4 attached hereto the twelve month average of outstanding accounts receivable and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

      4. With respect to affiliated companies, Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from January 1, 1997 through March 31, 1997 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.

      5. With respect to Houston Lighting & Power Company (HLP), Credit had month ending average net receivables of $345,112,000 outstanding during the twelve months ended March 31, 1997. During the quarter ended March 31, 1997 the daily maximum borrowing relating to the purchase of accounts receivable from HLP was $313,792,000.

      6. Credit hereby certifies it was in compliance with the 50% restriction on non-affiliated receivables during the months of January and February 1997 as shown in Exhibit 4 attached hereto. In addition, for the month of March 1997 Credit was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in Exhibit 4 attached hereto.

      7. Credit hereby certifies that during the period January 1, 1997 through March 31, 1997, HLP receivables were acquired by Credit and sold to The Bank of New York in order to maintain compliance with the 50% restriction as follows:
January $13,400,000 and February $18,200,000. There was no sale of HLP receivables in March. The figures set forth in Exhibit 4 attached hereto shows the detail of the receivables.

      8. Credit hereby files as Exhibit 8 attached hereto the calculation, by month, of the amount CPL has received attributable to the factoring of HLP receivables by Credit.

      9. Credit hereby files as Exhibit 9 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW system accounts receivable rates which was issued during the period January 1, 1997 through March 31, 1997.

      10. Credit hereby files as Exhibit 10 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1996.

      11. Credit hereby files as Exhibit 11 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.

      12. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992,
December 21, 1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.









                               SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 15th day of May 1997.




                                         By :   /S/ LAWRENCE B. CONNORS
                                                    Lawrence B. Connors
                                                    Controller
                                                    CSW Credit, Inc.

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000






                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                             Transmission
Number                               Exhibit                           Method
-------                              -------                        ------------

   1        Balance sheet as of March 31, 1997, statements           Electronic
            of income for the three and twelve month periods ended March 31, 1997, and notes to the financial statements.


   2        Commercial paper outstanding at March 31, 1997.          Electronic


   3        Earnings coverage for the period from January 1, 1997    Electronic
            through March 31, 1997 and capital structure at March 31, 1997.


   4        Twelve month average as of the end of each month of      Electronic
            outstanding accounts receivable of affiliated and non-affiliated companies and bad debt write-offs related to non-affiliated companies during the period January 1, 1997 through March 31, 1997.


   5        Discount calculation for affiliated companies for the    Electronic
            three months ended March 31, 1997.


   6        Analysis of the allowed returns on common equity for     Electronic
            affiliated companies at March 31, 1997.


   7        Factoring expense savings for the affiliated companies   Electronic
            for the three months ended March 31, 1997.


   8        Calculation, by month, of amount received by CPL         Electronic
            attributable to factoring of HLP recievables.


   9        Copy of any state regulatory commission decision or      Electronic
            analysis addressing the effect of the factoring of CSW system accounts receivable rates issued during the period January 1, 1997 through March 31, 1997.


  10        Copy of audited annual financial statements for the      Electronic
            year ended December 31, 1996.


  11        Copy of the accounting system procedures and chart of    Electronic
            accounts of Credit as maintained by Central and South
            West Services, Inc.